SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 12, 2003


                               NICE-SYSTEMS LTD.
 ---------------------------------------------------------------------------
                (Translation of Registrant's Name into English)


               8 HAPNINA STREET, P.O. BOX 690, RA'ANANA, ISRAEL
 ---------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes  ____  No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842,
333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM
THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   CONTENTS

               This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:

         1. Press Release (dated February 12, 2003): NICE Systems Reports Fourth Quarter and Full Year 2002 Results .

                                  SIGNATURES

                             Pursuant to the requirements of the Securities
Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           NICE-SYSTEMS LTD.


                                           By: /s/ Daphna Kedmi
                                               Name:  Daphna Kedmi
                                               Title: Corporate Vice President
                                                      General Counsel



Dated:         February 12, 2003

                                                                   EXHIBIT 1

           NICE SYSTEMS REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS

           NICE STANDALONE RESULTS EXCEED MANAGEMENT'S GUIDANCE

           RA'ANANA, ISRAEL, FEBRUARY 12, 2003 -- NICE SYSTEMS (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter and audited results for the 12 months ending December 31, 2002. Both fourth quarter and full year results include the operating results of Thales Contact Solutions (TCS) from date of acquisition (November 2, 2002).

           On a GAAP basis, revenue for the fourth quarter was $49.7 million and the net loss was $33.3 million, or $2.22 per share. NICE's fourth quarter results included $8.5 million in revenues and a loss of $2.2 million from TCS. As previously indicated, the fourth quarter included several special charges including $28.3 million in respect of the recognition of the impairment of NICE goodwill related to acquisitions made prior to the fourth quarter of 2002 and $1.3 million of in-process R&D related to the acquisition of TCS. The Company elected to adopt SFAS 146 with regard to employee termination costs related to post-TCS acquisition synergies implemented during the fourth quarter. In addition, the fourth quarter included the previously announced cost of the settlement of a securities claim of $3.5 million. Excluding the special charges, the fourth quarter net loss was $0.7 million, or $0.05 per share. NICE generated net operating cash flow of $11.5 million in the fourth quarter.

           "Operationally, we had an outstanding quarter," said Haim Shani, president and CEO of NICE. "NICE's standalone results exceeded our guidance, and bookings reached another record high. This was an excellent achievement considering that we were in the process of integrating the former TCS operations throughout the quarter. TCS results for November and December are not indicative of what we expect going forward. The fourth quarter impact reflects all the negative effects of the integration process but none of the benefits of headcount reduction, closing offices and shifting employees into different positions. Still it was a very smooth process and it was accomplished very quickly. We were especially gratified by the response of our new channel partners, and we have already begun to sell NICE products through former TCS channels. We look forward to realizing the benefits of the TCS acquisition as the year progresses and we continue to expect the acquisition to be accretive for 2003 as a whole."

           NON-GAAP STANDALONE PERFORMANCE EXCEEDS EXPECTATIONS FOR Q4

           For sequential comparison purposes, NICE standalone revenue increased 7% sequentially to $41.2 million in the fourth quarter of 2002. CEM revenues increased 13% sequentially during the quarter on a standalone basis, while Security Group revenue declined 9%, primarily due to the timing of orders in the company's military/government business. Digital video revenue increased 35% sequentially to $8 million in the fourth quarter. Gross margin on a standalone basis rose to 51.4% from 49.1% in Q3 and the Company achieved standalone operating income of $1.3 million, compared with a loss of $0.5 million in Q3. Non-GAAP standalone EPS for the fourth quarter, excluding special charges, was $0.11, compared with $0.03 per share reported in Q3. Net operating cash flow on a standalone basis was $11.9 million.

           Commenting on the standalone Q4 results, Mr. Shani said, "We are particularly pleased with the performance of our video business. In addition, our CEM division reported sequential revenue improvement in all geographies. We are also pleased with the improvement in gross margins on a standalone basis, resulting from our outsourcing initiative and the impact of higher volume and improved mix in the digital video business. Both core businesses continued to execute well, and we returned to operating profitability on a standalone basis as expected."

           FULL YEAR 2002 RESULTS DEMONSTRATE SUCCESSFUL TURNAROUND

           On a GAAP basis, revenue for the full year increased 28% to $162.5 million. Gross margin increased to 48% from 42% in 2001. Also, R&D and SG&A expenses combined increased only 1%. The net loss for the 12 months ended December 31, 2002 was $34.0 million, or $2.46 per share, compared with a net loss of $46.8 million, or $3.59 per share, in 2001. Excluding special charges, the non-GAAP net loss for the 2002 was $1.4 million, or $0.10 per share, compared with $24.4 million, or $1.87 per share in 2001.

           On a non-GAAP standalone basis, revenue for 2002 increased sequentially in every quarter to reach $154.0 million, a 21% increase over 2001. Gross margins increased to 48.4% from 42% in 2001 and, excluding special charges, operating expenses decreased 6% in 2002 from 2001. Standalone net income, excluding special charges, of $0.8 million, or $0.06 per share, compares to a net loss of $24.4 million, or $1.87 per share, in 2001.

           Commenting on the annual comparisons, Mr. Shani said, "The strong year over year revenue improvement in a weak overall market reflects our success in regaining market share in CEM and developing a strong presence in digital video, where revenue reached $23 million, up 63% from 2001. While increasing revenue, we reduced operating expenses -- even as we expanded our presence in Europe and Asia. In addition, we eliminated the drag on earnings from our professional services organization, achieving a gross profit on services and maintenance for the first time."

           "The acquisition of the TCS assets provides some unique capabilities," Shani continued. "These include a global footprint and broad geographic coverage, a huge installed base with tremendous potential to generate future revenue from value-added products, a combination of capabilities that enable us to provide more comprehensive solutions than our competitors and a network of channel partners that would be impossible for anyone to duplicate quickly. We believe that the ongoing difficult market conditions will favor the largest players in a particular sector and we believe this applies to ours as well. Having created the foundation, we look forward to capitalizing on our leading position in each of our major markets."

           Regarding forward guidance, Mr. Shani said, "We expect Q1 revenue to be between $51 and $54 million, representing a slight decline on a run-rate basis reflecting the typical seasonal pattern, with a small profit. For 2003, we are reaffirming our earlier guidance of $240 - $255 million in revenue and $0.80 to $0.90 EPS, excluding special charges such as termination benefits."

           BALANCE SHEET CHANGES

           Total cash and equivalents at December 31, 2002 were $68.6 million compared to $90.2 million on September 30, 2002, primarily reflecting the payment of the cash portion of the purchase of the assets of TCS as provided by the original agreement. The cash portion of the purchase price was adjusted downward by $12.8 million in accordance with the terms of the acquisition agreement, relating primarily to the actual net value of assets acquired and 2002 sales. Thus, the adjusted purchase price paid by NICE, including $4.6 million of capitalized acquisition costs, is $47.2 million.

           The adjusted purchase price was allocated as follows: $18.8 million to tangible net assets, $9.3 million to intangible assets after expensing in-process R&D of $1.3 million, and $34.1 million to goodwill. Current liabilities increased $2.8 million and long-term liabilities increased by $13.5 million, reflecting obligations under a long-term contract assumed by NICE.

           CONFERENCE CALL

           NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com. A telephone replay will be available for up to 72 hours after the call. The replay information will also be available on NICE's website.


                                  ABOUT NICE

           NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

           NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com)
                                       .

           Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

           * In Australia only

           MEDIA
           Susan Cohen                     NICE Systems        972-9-775-3507
           susan.cohen@nice.com

           INVESTORS
           Rachela Kassif                  NICE Systems        972-9-775-3899
           investor.relations@nice.com                         877-685-6552
           Claudia Gatlin                  CMG International   973-316-9409
           Claudia@cmginternational.us


           This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                      ###


NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

                                                THREE MONTHS ENDED                                 TWELVE MONTHS ENDED
                                                         DECEMBER 31,                                  DECEMBER 31,
                                         -----------------------------------------  -----------------------------------------
                                                 2001                  2002                  2001                 2002
                                               Unaudited             Unaudited             Audited              Audited
                                         --------------------  -------------------  -------------------- --------------------

Revenue
   Product                                $   33,819            $   40,192           $   112,634            $   134,783
   Services                                    3,880                 9,490                14,474                 27,722
                                         --------------------  -------------------  -------------------- --------------------
Total revenue                                 37,699                49,682               127,108                162,505

Cost of revenue
   Product                                    14,347                17,294                54,321                 58,693
   Services                                    5,018                 8,043                19,446                 26,054
                                         --------------------  -------------------  -------------------- --------------------
Total cost of revenue                         19,365                25,337                73,767                 84,747
                                         --------------------  -------------------  -------------------- --------------------

Gross Profit                                  18,334                24,345                53,341                 77,758

Operating Expenses:
   Research and development, net               4,439                 5,535                19,190                 17,925
   Selling and marketing                       9,299                12,689                35,046                 40,494
   General and administrative                  5,993                 7,046                27,143                 23,806
   Amortization of acquired intangibles          813                     -                 3,413                      -
   Goodwill impairment                             -                28,260                     -                 28,260
   In-process research and
    development write-off                          -                 1,270                     -                  1,270
   Restructuring and
    other special charges                          -                  (438)               14,554                   (438)
                                         --------------------  -------------------  -------------------- --------------------
Total operating expenses                      20,544                54,362                99,346                111,317
                                         --------------------  -------------------  -------------------- --------------------

Operating loss                                (2,210)              (30,017)              (46,005)               (33,559)

Financial income, net                            907                   685                 4,254                  3,992
Other expense, net                            (4,480)               (3,782)               (4,846)                (4,065)
                                         --------------------  -------------------  -------------------- --------------------

Loss before taxes on income                   (5,783)              (33,114)              (46,597)               (33,632)
Taxes on income                                  146                   155                   198                    350
                                         --------------------  -------------------  -------------------- --------------------

Net loss                                  $   (5,929)           $  (33,269)          $   (46,795)          $    (33,982)
                                         ====================  ===================  ==================== ====================

Basic loss per share                      $    (0.45)          $     (2.22)         $      (3.59)         $       (2.46)
                                         ====================  ===================  ==================== ====================
Diluted loss per share                    $    (0.45)          $     (2.22)         $      (3.59)         $       (2.46)
                                         ====================  ===================  ==================== ====================

Weighted average number of shares
 outstanding used to compute:

Basic loss per share                           13,197                14,984               13,047                13,795
Diluted loss per share                         13,197                14,984               13,047                13,795


NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET LOSS AND LOSS PER SHARE EXCLUDING RESTRUCTURING COST,
AMORTIZATION OF ACQUIRED INTANGIBLES, GOODWILL IMPAIRMENT,  ACQUIRED
IN-PROCESS RESEARCH AND DEVELOPMENT WRITE-OFF AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)

                                                                 THREE MONTHS ENDED                    TWELVE MONTHS ENDED
                                                                   DECEMBER 31,                           DECEMBER 31,
                                                       ----------------------------------- --------------------------------------
                                                                2001             2002               2001              2002
                                                             Unaudited         Unaudited           Audited           Audited
                                                       -----------------------------------  ----------------  -------------------

GAAP net loss                                           $   (5,929)      $  (33,269)         $  (46,795)       $  (33,982)

Adjustments:
   Amortization of acquired intangibles                        813                -               3,413                 -
   Goodwill impairment                                           -           28,260                   -            28,260
   In-process research and development write-off                 -            1,270                   -             1,270
   Restructuring and other special charges                       -             (438)             14,554              (438)
   Other non-operating expense                               4,448            3,468               4,448             3,468
                                                       -----------------------------------  ----------------  -------------------

Non-GAAP net loss                                       $     (668)     $      (709)        $   (24,380)       $   (1,422)
                                                       ===================================  ================  ===================

Basic loss per share                                    $    (0.05)     $     (0.05)        $     (1.87)      $     (0.10)
                                                       ===================================  ================  ===================
Diluted loss per share                                  $    (0.05)     $     (0.05)        $     (1.87)      $     (0.10)
                                                       ===================================  ================  ===================

Weighted average number of shares
 outstanding used to compute:

Basic loss per share                                        13,197           14,984              13,047            13,795
Diluted loss per share                                      13,197           14,984              13,047            13,795

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                                     DECEMBER 31,                         DECEMBER 31,
                                                                         2001                                 2002
                                                             -----------------------------       -------------------------------
                                                                       Audited                              Audited
      ASSETS

CURRENT ASSETS:
      Cash and cash equivalents and short-term deposits       $         25,567                     $          19,489
      Marketable securities                                             29,270                                33,853
      Trade and unbilled receivables                                    35,009                                53,358
      Other receivables and prepaid expenses                             5,465                                 8,234
      Related party receivables                                                -                              12,804
      Inventory                                                         11,057                                13,480
                                                             -----------------------------       -------------------------------

      Total current assets                                             106,368                               141,218

LONG-TERM INVESTMENTS:
      Long-term marketable securities                                   34,176                                15,247
      Other long-term investments                                        7,257                                 7,578
                                                             -----------------------------       -------------------------------

      Total long-term investments                                       41,433                                22,825

FIXED ASSETS, NET                                                       22,111                                24,345

OTHER ASSETS, NET                                                       40,100                                55,487
                                                             -----------------------------       -------------------------------

TOTAL ASSETS                                                  $        210,012                      $        243,875
                                                             =============================       ===============================


      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
      Short-term bank credit                                  $              -                      $             24
      Trade payables                                                    11,123                                16,129
      Accrued expenses and other liabilities                            25,314                                45,859
                                                             -----------------------------       -------------------------------

      Total current liabilities                                         36,437                                62,012

LONG-TERM LIABILITIES                                                    6,557                                19,740

SHAREHOLDERS' EQUITY                                                   167,018                               162,123
                                                             -----------------------------       -------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $        210,012                      $        243,875
                                                             =============================       ===============================

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
ADDITIONAL INFORMATION ABOUT THE RESULTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2002
U.S. dollars in thousands (except per share amounts)

                                                            NON-GAAP              NON-GAAP                   NICE
                                                              NICE                   TCS                 AS REPORTED
                                                 ---------------------   ---------------------   ------------------------

(Unaudited) (Unaudited) (Unaudited)

Revenue
     Product                                      $          33,370       $         6,822            $      40,192
     Services                                                 7,816                 1,674                    9,490
                                                 ---------------------   ---------------------   ------------------------
Total revenue                                                41,186                 8,496                   49,682

Cost of revenue
     Product                                                 13,354                 3,940                   17,294
     Services                                                 6,665                 1,378                    8,043
                                                 ---------------------   ---------------------   ------------------------
Total cost of revenue                                        20,019                 5,318                   25,337
                                                 ---------------------   ---------------------   ------------------------

Gross Profit                                                 21,167                 3,178                   24,345

Operating Expenses:
  Research and development, net                               4,063                 1,472                    5,535
  Selling and marketing                                       9,549                 3,140                   12,689
  General and administrative                                  6,274                   772                    7,046
  Goodwill impairment                                        28,260                     -                   28,260
  In-process research and development write-off                   -                 1,270                    1,270
  Restructuring and other special charges                     (438)                     -                     (438)
                                                 ---------------------   ---------------------   ------------------------
Total operating expenses                                    47,708                  6,654                   54,362
                                                 ---------------------   ---------------------   ------------------------

Operating loss                                             (26,541)                (3,476)                 (30,017)

Financial income, net                                          685                      -                      685
Other expense, net                                          (3,782)                     -                   (3,782)
                                                 ---------------------   ---------------------   ------------------------

Loss before taxes on income                                (29,638)                (3,476)                 (33,114)
Taxes on income                                                155                      -                      155
                                                 ---------------------   ---------------------   ------------------------

Net loss                                          $        (29,793)      $         (3,476)           $     (33,269)
                                                 =====================   =====================   ========================

Basic loss per share                              $          (2.21)                                 $        (2.22)
                                                 =====================                               ====================
Diluted loss per share                            $          (2.21)                                 $        (2.22)
                                                 =====================                               ====================

Weighted average number of shares outstanding used to compute:

Basic loss per share                                       13,486(a)                                              14,984
Diluted loss per share                                     13,486(a)                                              14,984

NOTE A: EXCLUDES THE WEIGHTED AVERAGE EFFECT OF THE SHARES ISSUED IN THE
ACQUISITION OF TCS.

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
ADDITIONAL INFORMATION ABOUT THE RESULTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2002
NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE EXCLUDING RESTRUCTURING COST,
GOODWILL IMPAIRMENT,  ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT
WRITE-OFF AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)


                                                            NON-GAAP           NON-GAAP                 NICE
                                                              NICE                TCS                AS REPORTED
                                                       ------------------  ------------------  ----------------------
                                                          (Unaudited)          (Unaudited)           (Unaudited)

Net loss                                                 $   (29,793)        $    (3,476)        $    (33,269)

Adjustments:
  Goodwill impairment                                         28,260                   -               28,260
  In-process research and development write-off                    -               1,270                1,270
  Restructuring and other special charges                       (438)                  -                 (438)
  Other non-operating expense                                  3,468                   -                3,468
                                                       ------------------  ------------------  -------------------


Adjusted non-GAAP net income (loss)                     $      1,497        $   (2,206)         $        (709)
                                                       ==================  ==================  ===================

Basic income (loss) per share                           $       0.11                            $       (0.05)
                                                       ==================                      ===================
Diluted income (loss) per share                         $       0.11                            $       (0.05)
                                                       ==================                      ===================

Weighted average number of shares
 outstanding used to compute:

Basic loss per share                                          13,486(a)                                    14,984
Diluted loss per share                                        13,489(a)                                    14,984


NOTE A: EXCLUDES THE WEIGHTED AVERAGE EFFECT OF THE SHARES ISSUED IN THE ACQUISITION OF TCS.